SOLVAY

SECRETARIAT GENERAL - CORPORATE COMMUNICATIONS

RECEIVED

2004 AUG -9 A 7:3?

OFFICE OF INTERNATIONAL CORPORATE FINANCE

The Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)

450 Fifth Street, N.W.

USA - WASHINGTON, D.C. 20549
(United States)

04036039

Brussels, August 2, 2004

Attention : Special Counsel/Office of International Corporate Finance

Dear Sirs,

SUPPL

Reference : 82-2691

This letter is furnished to the Securities and Exchange Commission ("SEC") to update the filing made in order to establish the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by rule 12g3-2(b) thereunder for the common stock (no par value) of Solvay S.A. (formerly Solvay & Cie S.A.) ("the Company").

Attached is copy of the latest press releases issued by the Company.

This information is being furnished under paragraph (b) (l) (I) of Rule 12g3-2 under the Exchange Act, with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documentation shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Enclosure

PROCESSED
AUG 09 2004
THOMSON FINANCIAL

Marie-Jeanne Marchal,
External & Financial Communications Officer

Marie-Jeanne.Marchal@Solvay.com
Tel : 32/2/509.68.27

SOLVAY

PRESS RELEASE

Embargo : 30 July 2004 at 8:00 am (Brussels time)

RESULTS OF THE FIRST SIX MONTHS OF 2004 UP 19%

- Increase of 45% in results for **Plastics,** due to Specialty Polymers and Vinyls.
- **Pharmaceuticals** Sector :
  - ✓ Acceleration of strategy: major positive impact of agreements with Wyeth and Bristol Myers Squibb, and parallel strengthening of research programs. Filing of registration dossier for cilansetron in the United Kingdom for the European Union and in the United States.
  - ✓ Temporary negative effects on sales and results of the second quarter from current renegotiations of American distribution contracts.
- Month by month improvement in the **Chemicals** activities.

The Solvay Group's **sales** in the first half of 2004 reached EUR 3,831 million, up slightly (+1%) compared to the first half of 2003 and up 4% in the second quarter of 2004. At constant exchange rates, sales would have increased 4% in the first half of 2004 and 6% in the second quarter of 2004.

The **Group's net income** amounted to EUR 236 million, up 19% compared to the first half of 2003 (EUR 198 million).

Results from the **Pharmaceuticals** sector increased by 25% in the first half of 2004. As part of an acceleration of its strategy aiming at, among others, the conclusion of partnerships, the sector benefited in the first half of 2004 from the positive impact of the agreements with Wyeth and Bristol Myers Squibb and was thus able to considerably increase (+24%) in parallel its research expenditures. In the second quarter, however, sales and results were affected by the renegotiations now under way for contracts with American distributors, who reduced their purchases and their inventories. The evolution of the numbers of prescriptions was not affected by the renegotiations. This situation is gradually getting back to normal and should not have a persistent negative effect on margins. In addition, Solvay Pharmaceuticals Inc. collected the first instalment (USD 18 million) of compensation from litigation with Barr. Note also that Solvay Pharmaceuticals filed a registration dossier for cilansetron in the United Kingdom for the European Union and in the United States.

Results from the **Chemicals** sector in the first half of 2004 are still lower than the first half of 2003 (-19%), but trends in both volumes and prices have been improving month by month.

Results from the **Plastics** (+45%) and **Processing** (+5%) improved over the six months, with significant growth in the Specialty Polymers and Vinyls activities in particular.

The Group is actively pursuing its restructuring measures, especially in the Chemicals sector. These measures are part of the program to reduce the sector's principal operating costs by 20% over 3 years.

We believe that the favorable trends noted over the first 6 months of 2004 will continue. The results from the Pharmaceuticals sector for 2004 should be in line with those from 2003. For the Group as a whole, we remain confident that full-year results for 2004 will compare positively with those of 2003.

KEY FIGURES						
Millions of EUR	1st half 2003	1st half 2004	1st half 2004/ 1st half 2003 Δ%	2nd quarter 2003	2nd quarter 2004	2nd quarter 2004/ 2nd quarter 2003 Δ%
Sales	**3,790**	**3,831**	**+1%**	**1,883**	**1,954**	**+4%**
REBIT[1]	**342**	**367**	**+7%**	**159**	**166**	**+4%**
EBIT	328	367	+12%	148	164	+11%
Charges on net indebtedness	-41	-47	+15%	-20	-24	+20%
Income taxes	-75	-92	+23%	-29	-33	+14%
Equity earnings	-29	-8	-72%	-13	-4	-69%
Income from investments	+15	+16	+7%	+15	+16	+7%
Net income of the Group	**198**	**236**	**+19%**	**100**	**119**	**+19%**
Net income (Solvay share)	181	218	+20%	92	109	+18%
Depreciation & Amortization	209	217	+4%	102	112	+10%
Cash flow[2]	407	453	+11%	202	231	+14%
				EUR		
Earning per share[3]	2.19	2.63	+20%	1.11	1.32	+19%

COMMENTS ON KEY FIGURES and BALANCE SHEET in the first half of 2004

Non-recurring items in the first half of 2004 individually were not very significant and on balance were negligible.

Charges on net indebtedness amounted to EUR 47 million, up 15% compared to the first half of 2003, following the extension of long-term debt coverage.

Income taxes amounted to EUR 92 million, with a tax rate on average of about 29%.

Income from investments represented the annual dividends paid by Fortis and Sofina in the second quarter.

Equity earnings from the high-density polyethylene activities, despite improvement, remained negative (-EUR 8 million).

Net income of the Group was EUR 236 million, up 19% compared to the first half of 2003 (EUR 198 million). **Minority interests** in the results were EUR 18 million, of which EUR 12 million represented the preferred dividends linked to the financing of 800 million EUR for acquisition of Ausimont.

Net earnings per share for the first half of 2004, amounted to 2.63 EUR.

Depreciation and amortization increased by EUR 8 million (+4%) compared to the first half of 2003. **Cash flow** was EUR 453 million, up by 11%.

The Group's **net indebtedness** as of June 30, 2004 (EUR 1,263 million) was up by 13% compared to December 31, 2003, following payment of the dividend in June and a seasonal increase in working capital needs. The **net debt to equity ratio** at the end of the second quarter of 2004 amounted to 34%, against 32% at the end of 2003 and 41% at the end of the second quarter of 2003.

---

[1] *REBIT: Recurrent Earnings Before Interests and Taxes, recurring operational results*
[2] *Cash flow is the sum of the net income of the Group and depreciation and amortization*
[3] *Calculated on the basis of the weighted average number of shares outstanding during the quarter, after deducting shares purchased to cover stock option programs, or a total of 82,787,308 shares during the first half of 2003 and 82,562,387 shares in the first half of 2004.*

RECURRING RESULTS BY SEGMENT[4]

Millions of EUR	1st half 2003	1st half 2004	1st half. 2004/ 1st half 2003 Δ%	2nd quarter 2003	2nd quarter 2004	2nd quarter 2004/ 2nd quarter 2003 Δ%
Group sales	**3,790**	**3,831**	**+1%**	**1,883**	**1,954**	**+4%**
Pharmaceuticals	882	808	-8%	447	394	-12%
Chemicals	1,208	1,185	-2%	599	607	+1%
Plastics	909	1,043	+15%	437	535	+22%
Processing	726	729	0%	379	393	+4%
Non-allocated items	-	-	-	-	-	-
« Discontinuing operations »	66	66	0%	22	24	+9%
Group REBIT	**342**	**367**	**+7%**	**159**	**166**	**+4%**
Pharmaceuticals	89	111	+25%	47	18	-62%
Chemicals	97	79	-19%	40	45	+13%
Plastics	94	136	+45%	38	79	+108%
Processing	41	43	+5%	24	28	+17%
Non-allocated items	-21	-23	+10%	-3	-10	+233%
« Discontinuing operations »	41	22	-46%	12	6	-50%

PHARMACEUTICALS SECTOR

- ***Acceleration of strategy through reinforcement of R&D programs and conclusion of major partnerships for development and commercialization of new products.***

Solvay currently has a rich research portfolio of about 30 molecules that will drive future growth of the sector.

In order to accelerate this development, Solvay over the past few months has concluded major partnership agreements enabling it to strengthen its research programs by taking advantage of additional resources and cost sharing.

These include co-development and co-marketing agreements with Wyeth Pharmaceuticals for psychiatric medications including bifeprunox and with Bristol Myers Squibb for SVL319, designed to treat obesity.

Other concrete results have also been obtained recently. A registration dossier was filed for cilansetron in the United Kingdom for the European Union and in the United States; Teveten® Plus, a promising medication for treatment of hypertension, was approved in Europe and Canada; Estrogel® was launched in the USA for female hormone replacement therapy; the anti-flu vaccine Invivac® was approved in Europe; and the marketing territory for Androgel® was expanded.

[4] *Results by segment include results of the Group's 4 sectors, non-allocated items as well as the « discontinuing operations» related to the high-density polyethylene activities in joint ventures with BP and salt activities. The latter, shown previously in the Chemicals sector, are now included in « discontinuing operations » due to signature of an agreement to transfer to Kali und Salz (K+S) all of Solvay's shares in ESCO, a joint venture between Solvay and K+S, and which was finalized in July. Note also that as of June 1, 2004, the Plastics and Processing sectors were combined into a single new Plastics sector. This operation gives the Group a more compact structure and more interaction between these activities. Presentation of results in a single sector will begin as of January 1, 2005.*

- ***Results from the Pharmaceuticals sector in the first half of 2004 were up 25%. The sector benefited from the positive impact of the agreements with Wyeth and Bristol Myers Squibb and that allowed it to increase considerably (+24%) its research expenditures (EUR 166 million). Also, the results were strained by the temporary reduction in American sales, primarily in the second quarter, the weakness of the US dollar and the growth of administrative and commercial costs in preparation for launches of products. Finally, Solvay Pharmaceuticals Inc. collected the first instalment (USD 18 million) of compensation from litigation with Barr.***

  Sales of the Pharmaceutical Sector, expressed in EUR, dropped 8% in the first half of 2004 compared to the first half of 2003. At constant exchange rates, the decrease would have been limited to 5%.

  Sales in the United States in the first half of 2004 dropped 15% in US dollars. Like other pharmaceuticals firms, our American subsidiaries are renegotiating their distribution contracts; this translates into a significant reduction of distributor inventories and a readjustment of distributor commissions. This situation is gradually returning to normal and should not have a persistent negative effect on the margins. However, this has resulted in a one-time loss of American sales of about USD 66 million (about 20% of first half sales in the US), was recorded, for the most part in the second quarter, whereas the number of prescriptions for our products was not affected by the renegotiations. Thus, the sales of Androgel® and Marinol® in the first half of 2004 dropped by 10% and 5%, respectively, whereas the prescriptions recorded during that same period continue going up (+9% and +20%, respectively). Sales of Estratest® (USD 62 million, -26%), like prescriptions, have been dropping due to debates on female hormone replacement therapy since 2002, and to competitive pressures.

  Sales of pharmaceuticals products in Western Europe continue to be under significant pressure on prescription prices and volumes. This is compensated for by a marked growth of sales in Central and Eastern Europe and Asia.

- ***As indicated in the General Shareholders' meeting in June, results from the Pharmaceuticals sector are entering a transition phase before the arrival of new products on the market; through the course of the year, the pharmaceuticals sector should show results in line with those from 2003.***

The debate over hormone replacement therapy, especially the publication in July 2002 of the study from the Women's Health Initiative (WHI), generated claims in the US against manufacturers of feminine hormone replacement therapies. Even though our specialty products do not have the same hormone compounds as the products included in the WHI study, Solvay Pharmaceuticals Inc is facing an increased number of individual claims. We consider these claims to be without merit.

Discussions under way with the FDA (Food and Drug Administration) on the administrative status of Estratest® are continuing on a constructive basis; at the same time Solvay Pharmaceuticals is facing two lawsuits linked to this same status, one in California, the other in Minnesota. Solvay Pharmaceuticals considers these to be without merit and is opposing them vigorously. This position prevailed in a similar lawsuit concluded in Georgia.

CHEMICALS SECTOR

- ***Continued reinforcement of competitiveness through restructuring, rationalizations, acquisitions or partnerships***

  These measures are proving to be important in improving the margins of the Group's chemical activities – especially for the essential products – which are undergoing intense competitive pressures. Among the actions taken were the closing of the electrochemical unit at Zurzach (Switzerland), the project for a partnership with NCI/Sinopec in China, the reorganization of the American chemical activities and the closure of the perborate unit in Torrelavega (Spain).

- ***Improvement of Chemicals activities month by month.***
  Results from the second quarter of 2004 exceeded by 32% those of the first quarter of 2004. Results from the first half of 2004 however still remain lower compared to those of the first half of 2003.

- ✓ In **Soda Ash**, results were affected by the strong increase in energy costs (coke and gas) and the increase in transportation costs. In Europe, volumes are increasing since the second quarter. In the USA, soda ash benefits from better volumes and better prices.
- ✓ The prices of **Caustic Soda** remain very low. However market conditions improved in June 2004 and prices are going up.
- ✓ The **Hydrogen Peroxide** activities continue to improve despite the hike in the price of gas. The business is strong in all regions, driven primarily by the paper industry.
- ✓ Results of the **Fluor** activities are improving, despite the negative effects of the weak dollar.

Since there has been no new development in the matter of the European authorities' inquiry concerning the hydrogen peroxide business, the possible financial impact of that inquiry has not been taken into account in recording results.

PLASTICS SECTOR

- ◆ ***Growth of Specialty Polymers, major contributors to the Group's results, and consolidation of the vinyl chain activities***

  The combination of the Plastics and Processing Sectors, to create effective June 1, 2004 a single new Plastics Sector also dovetails with the Group's desire to increase its competitiveness and efficiency of its structures.

- ◆ ***Results from Plastics showed strong improvement (+45%) in the first half of 2004, due to Specialty Polymers and Vinyls.***
  - ✓ **Specialty Polymers**, primary contributors to the sector's results, witnessed a significant uptick in volumes following recovery of numerous markets, especially semi-conductors and electronics in general.
  - ✓ In **Vinyls**, the globally sustained demand and increase in PVC prices permitted significant improvement in results in the three regions where Solvay is active (Europe, Asia, Mercosur).
  - ✓ **Performance Compounds** made progress mainly due to the growth recorded in the Americas.

- ◆ ***Results from Processing were up by 5% compared to the first half of 2003.***
  - ✓ **Inergy Automotive Systems** recorded volume growth of 6% compared to the first half of 2003, to 6.5 million fuel systems, thus achieving a performance greater than that of the major American, European and Japanese automakers. Results integrate the startup of a new plant in Japan and the strong pressure exerted on the margins by the automobile market.
  - ✓ Results of Specialties (swimming pools and medical equipment especially) in **Industrial Films** showed progress due to a significant increase in sales.
  - ✓ **Pipelife** (pipes and fittings) recorded results that were up compared to the first half of 2003 despite the hike in price of PVC. This favorable evolution is the result of restructuring done over the past years and sustained volumes.
  - ✓

*****

With the approval of the Banking, Finance and Insurance Commission, the 2003 and 2004 books have been prepared and presented in accordance with IFRS (International Financial Reporting Standards). Deloitte & Touche have conducted a limited review of the quarterly consolidated situation which closed on June 30, 2004. This consisted principally of analysis, comparison and discussions of financial information and therefore was less extensive than an audit that would be undertaken for annual statements. This review did not disclose any elements that would have required significant corrections in the intermediate statements.

Key dates for financial communication in 2004

- 29 October 2004: Nine-month 2004 results.
- Mid-February 2005 : 2004 annual results

To obtain further information, contact Solvay Investor Relations
Tel. 32-2-509-6016, Fax 32-2-509-7240, E-mail: investor.relations@solvay.com, Web site: www.solvay-investors.com

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IFRS FINANCIAL STATEMENTS

(Figures were subjected to a limited review by the external auditors, Deloitte & Touche).

Consolidated Income Statements

in millions of EUR	1st half 2003	1st half 2004	2nd quarter 2003	2nd quarter 2004
Sales	**3,790**	**3,831**	**1,883**	**1,954**
Cost of goods sold	-2,555	-2,526	-1,284	-1,339
Gross margin	**1,235**	**1,305**	**600**	**615**
Commercial and administrative costs	-686	-666	-350	-335
Research and development costs	-197	-227	-93	-98
Other operating gains & losses	-29	-35	-11	-12
Other financial gains & losses	+19	-10	14	-4
REBIT	**342**	**367**	**159**	**166**
Non-recurring items	-14	0	-12	-2
EBIT	**328**	**367**	**148**	**164**
Charges on net indebtedness	-41	-47	-20	-24
Income taxes	-75	-92	-29	-33
Equity earnings	-29	-8	-13	-4
Income from investments	+15	+16	+15	+16
Net income of the Group	**198**	**236**	**100**	**119**
Minority interests	-17	-18	-8	-10
Net income (Solvay share)	**181**	**218**	**92**	**109**
Earnings per share	2.19	2.63	1.11	1.32
Diluted income per share (1)	2.19	2.63	1.11	1.32

(1) calculated on the number of shares diluted by stock options issued

Consolidated Cash Flow Statement

in millions of EUR	1st half 2003	1st half 2004
Cash flow from operating activities	**229**	**299**
EBIT	328	367
Depreciation and amortization	209	217
Changes in working capital	-264	-243
Changes in provisions	-9	11
Income taxes paid	-43	-48
Other non-cash items	7	-5
Cash flow from investing activities	**-145**	**-153**
Acquisition/sale of investments	-48	-1
Acquisition/sale of assets	-185	-194
Income from investments	19	16
Changes in financial receivables	71	21
Effect of changes in method of consolidation	-1	5
Cash flow from financing activities	**29**	**-232**
Increase/Decrease of capital	0	-4
Acquisition/sale of own shares	-15	-21
Changes in borrowings	282	41
Charges on net indebtedness	-41	-47
Dividends	-196	-201
Net change in cash and cash equivalents	**113**	**-86**
Currency translation differences	-11	5
Opening cash balance	444	1,206
Ending cash balance	546	1,125

Consolidated Balance Sheet

in millions of EUR	At the end of 2003	At the end of the 1st half 2004
ASSETS		
Non-current assets	**5,502**	**5,536**
Intangible assets	245	258
Consolidation differences	155	157
Tangible assets	3,459	3,488
Investments – equity accounting	312	313
Other investments	531	556
Deferred tax assets	511	498
Financial receivables and other non-current assets	289	266
Current assets	**4,185**	**4,318**
Inventories	1,059	1,104
Trade receivables	1,390	1,569
Income tax receivables	154	129
Other receivables	376	391
Cash and cash equivalents	1,206	1,125
TOTAL ASSETS	**9,687**	**9,854**
EQUITY AND LIABILITIES		
Total Shareholders' equity	**3,532**	**3,685**
Capital and reserves	2,666	2,813
Minority interests	866	872
Non-current liabilities	**3,869**	**3,901**
Long-term provisions	1,759	1,744
Deferred tax liabilities	162	163
Long-term financial debt	1,912	1,958
Other non-current liabilities	36	36
Current liabilities	**2,286**	**2,268**
Short-term provisions	64	102
Short-term financial debt	414	430
Trade liabilities	1,009	1,003
Income tax payable	118	126
Other current liabilities	681	607
TOTAL EQUITY AND LIABILITIES	**9,687**	**9,854**

Statement of Changes in Equity

in millions of EUR	Capital	Issue premiums	Reserves	Own shares	Exchange differences	Direct charges to shareholders' equity	Shareholders' equity	Third Party	Total equity
Book value at the end of the previous period (12/31/2003)	**1,269**	**14**	**1,889**	**-119**	**-422**	**35**	**2,666**	**866**	**3,532**
Income for the period			218				**218**	18	**236**
Distribution			-121				**-121**	-13	**-134**
Changes in exchange rates					39		**39**	4	**43**
Acquisition/sale of own shares				-21			**-21**		**-21**
Adjustment to market value of financial assets						32	**32**		**32**
Other								-3	**-3**
Book value at the end of the previous period (06/30/2004)	**1,269**	**14**	**1,986**	**-140**	**-383**	**67**	**2,813**	**872**	**3,685**

RESULTS BY SEGMENT

The table below gives sales without elimination of inter-sector sales; results by segment include non-recurring items (EBIT).

Millions of EUR	1st half 2003	1st half 2004	1st half 2004/ 1st half 2003 Δ%	2nd quarter 2003	2nd quarter 2004	2nd quarter 2004/ 2nd quarter 2003 Δ%
Group Sales	**4,114**	**4,093**	**-1%**	**2,208**	**2,092**	**-5%**
Pharmaceuticals	882	808	-8%	447	394	-12%
Chemicals	1,322	1,305	-1%	655	671	+2%
Plastics	1,112	1,177	+6%	535	604	+13%
Processing	730	737	+1%	380	399	+5%
Unallocated items	-	-	-	-	-	-
« Discontinuing operations »	66	66	0%	23	24	+4%
Group EBIT	**328**	**367**	**+12%**	**148**	**164**	**+11%**
Pharmaceuticals	86	110	+28%	46	19	-59%
Chemicals	94	78	-17%	39	43	+10%
Plastics	90	135	+50%	31	79	+155%
Processing	39	44	+13%	23	26	+13%
Unallocated items	-22	-22	0%	-3	-9	+200%
« Discontinuing operations »	41	22	-46%	12	6	-50%

PRESS RELEASE

SOLVAY

92 2691

Embargo : July 19, 2004 at 8:30 AM (Brussels time)

SOLVAY PHARMACEUTICALS OBTAINS EUROPEAN AND CANADIAN APPROVAL FOR TEVETEN® PLUS

Solvay Pharmaceuticals announced today that it has obtained European marketing approval for its new cardiovascular combination drug TEVETEN® PLUS. This European registration follows the completion of a Mutual Recognition Procedure (MRP), with Germany - where the drug was launched in November 2002 - acting as Reference Member State. Our MRP means that the following 13 EU member states and associated countries will now grant a marketing authorization to TEVETEN® PLUS: Austria, Belgium, Denmark, Finland, Greece, Iceland, Ireland, Italy, Luxembourg, Portugal, Spain, Norway and Sweden. The drug, a fixed combination tablet, will be launched first in Denmark in September 2004, with other countries launching the product later this year or in 2005.

Separately, registration has been recently obtained in Canada, where TEVETEN® PLUS was launched on 6 July 2004.

TEVETEN® PLUS is a combination tablet of 600 mg eprosartan and 12,5 mg hydrochlorothiazide, a diuretic which contributes to a stronger blood pressure lowering activity. TEVETEN® PLUS is used to treat hard-to-control hypertension - particularly systolic hypertension, which is becoming a well established predictor of cardiovascular risk. Untreated hypertension can put people at risk for serious cardiovascular events, such as kidney failure, heart attack and stroke. It is a once a day antihypertensive therapy with a simple dose regimen mainly targeted to patients over 50. TEVETEN® (eprosartan mesylate), an angiotensin-II-receptor antagonist, belongs to the latest generation of antihypertensives.

Coos de Graaf, Head of Global Marketing, says "This is an important business opportunity for us in a growing market for hypertension. We expect TEVETEN® PLUS to contribute significantly to our cardiology marketing and sales activities". Solvay Pharmaceuticals believes that the addition of sales of the combination tablet to sales of TEVETEN alone gives the company new approaches to realizing the full potential of this product, which is estimated to be in Solvay Pharmaceuticals' EUR 100-to-250 million peak annual sales category. Cardiovascular diseases are the leading cause of death in the western world. The hypertension market is one of the largest single pharmaceuticals markets in the world.

Solvay Pharmaceuticals is the pharmaceutical activities arm of Solvay. It is a research-driven pharmaceutical company that seeks to fulfill carefully selected, unmet medical needs in the therapeutic areas of cardiology, gastroenterology, mental health, and gynecology/andrology. Solvay Pharmaceuticals employs more than 7500 people worldwide.

Solvay is an international chemicals and pharmaceuticals group with headquarters in Brussels. It employs more than 30,000 people in 50 countries. In 2003 its consolidated sales amounted to EUR 7.6 billion generated by its three activity sectors: Chemicals, Plastics and Pharmaceuticals. Solvay is listed on the Euronext 100 index of top European companies. Details are available at www.solvay.com.

For further information please contact ;

SOLVAY S.A. Headquarters
Martial Tardy
Corporate Press Officer
Telephone : 32/2/509.72.30
Fax : 32/2/509.72.40
E-mail : martial.tardy@solvay.com
Internet : www.solvaypress.com

SOLVAY PHARMACEUTICALS B.V.
Dr Roger Bickerstaffe
Pharmaceutical Communications
Tel: +31 (0) 294 477 274
Fax: + 31 (0)294 477 112
E-mail: roger.bickerstaffe@solvay.com
Internet: www.solvaypharmaceuticals.com

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Dit persbericht is ook in het Nederlands beschikbaar

PRESS RELEASE

22 16 5 1

Embargo : July 1, 2004 at 8:30 am (Brussels time)

Solvay Pharmaceuticals Inc. submits New Drug Application to the United States Food and Drug Administration for cilansetron to treat Irritable Bowel Syndrome with diarrhea predominance in men and women

Solvay Pharmaceuticals, Inc. announced today that it has submitted a New Drug Application (NDA) for cilansetron, an investigational product being studied for the treatment of irritable bowel syndrome with diarrhea predominance (IBS-D), to the FDA on June 30, 2004. The submission left the company's Marietta, Ga. facility on June 30, 2004, and is scheduled to arrive at the FDA on July 1, 2004. The company included an extensive Appropriate Use Plan as part of its submission. Per FDA guidance, the company expects a response from the FDA regarding acceptance of the application within the next 60 days.

"The filing of the cilansetron NDA in the United States represents a treatment advance that will address many of the unmet needs of people with IBS-D, improving the quality of life for men and women who struggle with this disease on a daily basis," said Dr. Harold Shlevin, Solvay Pharmaceuticals, Inc. President and CEO.

The NDA submission is based on efficacy and safety studies in more than 4,000 patients worldwide with IBS-D. Cilansetron is a 5-HT_3 receptor antagonist, which has been shown to inhibit 5-HT_3 receptors, resulting in decreased GI motility, secretion, and sensation, thus improving symptoms of IBS-D in both men and women. Current 5-HT therapies indicated for IBS are approved for women only.

Solvay Pharmaceuticals, Inc. (www.solvaypharmaceuticals-us.com) of Marietta, Georgia (USA), is a research-driven pharmaceutical company that seeks to fulfill unmet medical needs in the therapeutic areas of cardiology, gastroenterology, mental health, women's health and a select group of specialized markets including men's health, antiemetics and hematology. It is a part of the global Solvay Pharmaceuticals organization whose core activities consist of discovering, developing and manufacturing medicines for human use.

Solvay is an international chemicals and pharmaceuticals group with headquarters in Brussels. It employs more than 30,000 people in 50 countries. In 2003 its consolidated sales amounted to EUR 7.6 billion generated by its three activity sectors: Chemicals, Plastics and Pharmaceuticals. Solvay is listed on the Euronext 100 index of top European companies. Details are available at www.solvay.com.

For further information please contact :

SOLVAY S.A. Headquarters
Martial Tardy
Corporate Press Officer
Telephone : 32/2/509.72.30
Fax : 32/2/509.72.40
E-mail : martial.tardy@solvay.com
Internet : **www.solvay.com**

SOLVAY PHARMACEUTICALS
Gabrielle Braswell
Manager, Public Affairs
Telephone: +1/770/578-5637
Fax: 1/770/578-2003
E-mail: **gabrielle.braswell@solvay.com**
Internet: www.solvaypharmaceuticals-us.com

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